UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  September 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 September 2015

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 September 2015)	Announcement Transaction in Own Shares (16 September 2015)
Announcement Transaction in Own Shares (03 September 2015)	Announcement Transaction in Own Shares (18 September 2015)
Announcement Director/PDMR Shareholding (04 September 2015)	Announcement Director/PDMR Shareholding (22 September 2015)
Announcement Transaction in Own Shares (04 September 2015)	Announcement AGM Statement (24 September 2015)
Announcement Intention to increase stake in Guiness Nigeria (09 September 2015)	Announcement Director/PDMR Shareholding (24 September 2015)
Announcement Director/PDMR Shareholding (10 September 2015)	Announcement Transaction in Own Shares (24 September 2015)
Announcement Transaction in Own Shares (14 September 2015)	Announcement Total Voting Rights (30 September 2015)
Announcement Transaction in Own Shares (15 September 2015)

Diageo PLC - Total voting Rights
Dated 01 September 2015

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 August 2015 consisted of 2,754,309,768 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 238,837,231 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,515,472,537 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls
Deputy Company Secretary

1 September 2015

Diageo PLC - Transaction in Own Shares
Dated 03 September 2015

3 September 2015

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Morgan Stanley 587,774 ordinary shares in the company at a price of 1713.56 pence per share. The purchased shares will be held in the employee share nominee accounts for the purpose of satisfying employee share awards.  412,551 shares were awarded under the Company's share incentive plan and 175,223 shares under the profit sharing scheme.

Diageo PLC - Director/PDMR Shareholding
Dated 04 September 2015

TO:      Regulatory Information Service

RE:      Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received the following notifications on 4 September 2015 that:

1.   the director and Persons Discharging Managerial Responsibilities ("PDMRs") shown below, together with other eligible employees, were awarded ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares")       on 3 September 2015, under the Diageo Share Incentive Plan (the "SIP"), a HMRC tax qualified plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	No. of Ordinary Shares
D Mahlan	175

Name of PDMR	No. of Ordinary Shares
N Blazquez	175
D Cutter	175
C Lambkin	175
A Manz	175
S Moriarty	175
L Wood	175

The Ordinary Shares were awarded at no cost to Plan participants ("Freeshares"), to a value based on a percentage of the participant's salary on 30 June 2015 and the Company's profits for the financial year ended 30 June 2015, subject to a maximum per SIP participant of £3,000 in value per tax year. Freeshares are awarded annually and cannot normally be disposed of for a period of three years after the award date.

2.   the PDMR shown below, together with other eligible employees, was awarded Ordinary Shares on 3 September 2015, under the Diageo Irish Profit Sharing Scheme (the "Irish Profitshare"), an Irish Revenue approved profit       sharing plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of PDMR	No. of Ordinary Shares
J O'Keeffe	526

The Ordinary Shares were awarded at no cost to Plan participants ("Profit Shares"), to a value based on a percentage of the participant's salary on 30 June 2015 and the Company's profits for the financial year ended 30 June 2015, subject to a maximum per Irish Profitshare participant of €12,700 in value per tax year. Profit Shares are awarded annually and cannot normally be disposed of for a period of two years after the award date.

3.   the directors and PDMRs shown below were granted the following options over Ordinary Shares or American Depositary Shares ("ADS")*, on 3 September 2015, under the Company's 2014 Long Term Incentive Plan,       adopted by the Company on 30 July 2014 ("DLTIP"):

Name of Director	No. of Ordinary Shares
D Mahlan	140,515
No. of ADS
I Menezes	49,825

Name of PDMR	No. of Ordinary Shares
N Blazquez	70,666
D Cutter	46,240
S Fischer	45,088
A Kripalu	21,645
C Lambkin	44,880
A Manz	41,413
S Moriarty	50,666
J O'Keeffe	39,583
L Wood	49,333
No. of ADS
B Franz	14,270
A Gavazzi	13,439
J Kennedy	13,658
S Saller	13,374

Each option was granted at a price of £17.09 per Ordinary Share (or $104.93 per ADS) and is exercisable between 3 September 2018 and 2 September 2025, subject to the satisfaction of performance criteria.

For directors, the Ordinary Shares and ADSs received on the exercise of each option are subject to a retention period of two years during which time the director may not normally transfer, assign or otherwise dispose of the Ordinary Shares or ADSs.

4. the directors and PDMRs shown below were granted the following conditional awards over Ordinary Shares or ADS, on 3 September 2015, under the DLTIP:

Name of Director	No. of Ordinary Shares
D Mahlan	140,515
No. of ADS
I Menezes	49,825

Name of PDMR	No. of Ordinary Shares
N Blazquez	63,600
D Cutter	41,616
S Fischer	40,579
A Kripalu	19,583
C Lambkin	40,392
A Manz	37,272
S Moriarty	45,600
J O'Keeffe	35,625
L Wood	44,400
No. of ADS
B Franz	12,843
A Gavazzi	12,095
J Kennedy	12,292
S Saller	12,036

Each conditional award will vest in September 2018 subject to the satisfaction of performance criteria.

Each conditional award carries a right to receive, on vesting, an amount linked to dividends paid on the Ordinary Shares (or ADSs) subject to the conditional award.

For directors, the Ordinary Shares and ADSs received on the vesting of each conditional award are subject to a retention period of two years during which time the director may not normally transfer, assign or otherwise dispose of the Ordinary Shares or ADSs.

5.   the PDMRs shown below acquired an interest over the following Ordinary Shares on 3 September 2015 by way of a one-off award under the DLTIP.  There are performance conditions attached to the release of this       award under the DLTIP, and the award will vest, subject to achievement of the performance conditions, as shown below.

Name of PDMR	No. of Ordinary Shares	Maximum percentage vesting in 2018	Maximum percentage vesting in 2019
L Wood	30,719	50%	50%
	No. of ADS
B Franz	6,223	50%	50%
A Gavazzi	8,577	50%	50%

As a result of the above awards of Ordinary Shares under the SIP the interests of those directors and PDMRs in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares
D Mahlan	280,767 (of which 137,626 are held as ADSs)

Name of PDMR	No. of Ordinary Shares
N Blazquez	79,618
D Cutter	12,106
C Lambkin	285
A Manz	22,376
S Moriarty	42,554
J O'Keeffe	9,816
L Wood	4,731

The interests in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) of the remaining PDMRs are unchanged.

*1 ADS is the equivalent of 4 Ordinary Shares.

C Matthews
Assistant Company Secretary

4 September 2015

Diageo PLC - Transaction in Own Shares
Dated 04 September 2015

4 September 2015

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Morgan Stanley 30,066 ordinary shares in the Company at a price of 1699.21 pence per share. The purchased shares will be held in the employee share nominee accounts for the purpose of satisfying employee share awards under the Company's profit sharing scheme.

Diageo PLC - Intention to increase stake in Guiness Nigeria
Dated 09 September 2015

9 September 2015

Diageo intending to increase equity stake in Guinness Nigeria Plc

Diageo has approached the Board of Directors of Guinness Nigeria plc with an intention to make an offer to increase its equity stake in Guinness Nigeria from 54.3% up to a maximum of 70% and to maintain Guinness Nigeria's listing on the Nigerian Stock Exchange. As announced today, Guinness Nigeria has notified the Nigerian Stock Exchange of Diageo's approach.

Subject to receiving regulatory approval and if Diageo decides to proceed with the proposed transaction, it is intended that Diageo, through its wholly owned subsidiary Guinness Overseas Limited, will launch a partial tender offer at a price not higher than NGN 175 per share in cash, giving all shareholders the opportunity to elect to sell some or all of their shares in Guinness Nigeria.

At the maximum offer price of NGN 175 per share, the proposed offer would represent a premium of 36 per cent to the 30-day volume weighted average share price and 40 per cent to Guinness Nigeria's closing share price on 8 September 2015. Guinness Nigeria currently has 1,505,888,188 ordinaryshares in issue.

Guinness Overseas may also seek to acquire shares in the market at a price not higher than the offer price of NGN 175 per share. Diageo would encourage those shareholders that wish to divest their holdings in Guinness Nigeria to make contact with Stanbic IBTC Stockbrokers Limited.

The announcement today of Guinness Overseas' intention to make an offer does not constitute the announcement of an offer and creates no obligation on Guinness Overseas or Diageo to make an offer. Accordingly, shareholders in Guinness Nigeria are advised that there can be no certainty that any offer will be made, nor as to the price or terms of any offer that may be made. Further developments will be communicated to shareholders in due course. Accordingly, Guinness Nigeria shareholders are advised to exercise caution in dealing in Guinness Nigeria shares until further information is provided.

The proposed partial tender offer will be subject to requisite regulatory approvals, including those of the Nigerian Stock Exchange and the Nigerian Securities and Exchange Commission. The formal offer documentation will be posted to shareholders as soon as these approvals are obtained.

Enquiries

Media relations:
Kirsty King +44 (0) 208 978 6855
Lisa Crane +44 (0) 208 978 4771
global.press.office@diageo.com
Investor relations:
Pier Falcione +44 (0) 208 978 4838
Angela Ryker Gallagher +44 (0) 208 978 4911
investor.relations@diageo.com

About Guinness Nigeria
Guinness Nigeria was established in 1950, making it one of the oldest companies in Nigeria. Listed on the Nigerian Stock Exchange in 1965, it is also one of the foremost quoted companies in Nigeria. The company is the custodian of household brands like Guinness Foreign Extra Stout, Guinness Extra Smooth, Harp Lager, Malta Guinness and Malta Guinness Low Sugar, amongst others.

About Guinness Overseas
Guinness Overseas is a wholly owned investment holding company of Diageo, the global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

About Diageo
Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at www.diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise. Any offer will be made solely by certain offer documentation following the receipt of applicable approvals and such documentation will contain the full terms and conditions of any offer, including details of how it may be accepted.

The distribution of this announcement in jurisdictions other than the United Kingdom and Nigeria may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or Nigeria or shareholders of Diageo who are not resident in the United Kingdom will need to inform themselves about and observe any applicable requirements.

Diageo PLC - Director/PDMR Shareholding
Dated 10 September 2015

TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 10 September 2015 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 September 2015 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares
D Mahlan	10
(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 September 2015 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
N Blazquez	10
D Cutter	12
S Moriarty	10
L Wood	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £17.23.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.   It received notification on 10 September 2015 that Dr FB Humer, a director of the Company, had purchased 480 Ordinary Shares on 10 September 2015 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £17.23.

3. it received notification on 10 September 2015 that the PDMR named below was granted options to subscribe for Ordinary Shares under the Company's UK Sharesave Plan 2010 on 10 September 2015:

Name of PDMR        No. of Ordinary Shares         Dates Option Exercisable between

N Blazquez                              212                              01 December 2020 to 31 May 2021

            Each option has been granted at a price of £14.10 per Ordinary Share.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	61,470
D Mahlan	280,777 (of which 137,626 are held as ADS)*
Name of PDMR	Number of Ordinary Shares
N Blazquez	79,628
D Cutter	12,118
S Moriarty	42,564
L Wood	4,742

C Matthews
Assistant Company Secretary
10 September 2015

* 1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - Transaction in Own Shares
Dated 14 September 2015

14 September 2015

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Morgan Stanley 400,000 ordinary shares at a price of 1724.37 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 400,000 from 1st July 2015 to today's date.

Following the above purchase, the Company holds 239,217,190 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,515,096,025.

Announcement - Transaction in Own Shares
Dated 15 September 2015
15 September 2015

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Morgan Stanley 258,662 ordinary shares at a price of 1722.40 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 658,662 from 1st July 2015 to today's date.

Following the above purchase, the Company holds 239,475,852 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,514,837,363

Announcement - Transaction in Own Shares
Dated 16 September 2015

16 September 2015

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Morgan Stanley 443,349 ordinary shares at a price of 1780.13 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 1,102,011 from 1st July 2015 to today's date.

Following the above purchase, the Company holds 239,906,873 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,514,406,342.

Announcement - Transaction in Own Shares
Dated 18 September 2015

18 September 2015

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Morgan Stanley 500,000 ordinary shares at a price of 1764.98 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 1,602,011 from 1st July 2015 to today's date.

Following the above purchase, the Company holds 240,389,782 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,513,923,433.

Diageo PLC - Director/PDMR Shareholding
Dated 22 September 2015

TO:      Regulatory Information Service

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that;

1.    It received notification on 22 September 2015 of the release of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and American Depositary Shares ("ADSs")* to the persons discharging managerial responsibility ("PDMRs") under the Company's 2008 Performance Share Plan ("PSP") on 21 September 2015 as set out below.  The awards were made on 20 September 2012 and vested at a level of 33%. Also released were the Ordinary Shares and ADSs that were accrued in respect of notional dividends under the PSP during the period. The balance of each award has lapsed.

Name of PDMR	Number of Ordinary Shares released	Number of Ordinary Shares in respect of notional dividend	Number of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
S Fischer	2,087	204	403	1,888
A Gavazzi	2,785	272	1,286	1,771
A Manz	1,940	189	728	1,401
J O'Keeffe	1,951	191	1,117	1,025
L Wood	1,672	163	865	970
Name of PDMR	Number of ADS released	Number of ADS in respect of notional dividend	Number of ADS shares sold#	Balance of ADS shares retained and beneficially owned
B Franz	4,713	469	2,543	2,639
J Kennedy	801	79	880	0

The Ordinary Shares were sold at a price per share of £17.83 and the ADSs were sold a price per ADS of $109.76.

2.    It received notification on the 22 September 2015 of the release of Ordinary Shares and ADSs to PDMRs under the Diageo Executive Long Term Incentive Plan ("DELTIP") on 21 September 2015 as set out below.  The awards were made the dates set out below in the form of restricted stock units ("RSUs").

Name of PDMR	Date of Award	Number of Ordinary Shares released	Number of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
D Cutter	1 October 2012	6,042	2,865	3,177
S Fischer	20 September 2012	5,461	960	4,501
A Gavazzi	20 September 2012	7,055	2,968	4,087
A Manz	20 September 2012	3,993	1,365	2,628
J O'Keeffe	20 September 2012	2,290	1,194	1,096
Name of PDMR		Number of ADS released	Number of ADS sold#	Balance of ADS retained and beneficially owned
J Kennedy	20 September 2012	4,358	2,139	2,219
S Saller	1 October 2012	1,818	892	926

The awards to Mr Gavazzi and Mr Kennedy partially comprised of awards that were subject to performance conditions. Mr Gavazzi's award vested at 33% and Mr Kennedy's award vested at 100% following the application of these performance conditions.

The Ordinary Shares were sold at a price per share of £17.83 and the ADSs were sold a price per ADS of $109.76.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions the interests of the directors and PDMRs in the Company's Ordinary Shares and ADS's (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	No. of Ordinary Shares
D Cutter	15,295
S Fischer	17,368
A Gavazzi	68,983 (of which 35,442 held as ADS)
J Kennedy	58,206 (of which 53,610 are held as ADS)**
A Manz	26,405
J O'Keeffe	11,937
L Wood	5,712
Name of PDMR	No. of ADS
B Franz	13,056
S Saller	18,610

C Matthews

Assistant Company Secretary

22 September 2015

*1 ADS is the equivalent of 4 Ordinary Shares.

** The above interests for Mr Kennedy include 47 additional ADSs, shown as Ordinary Shares, following his annual validation of his 401K account.

# Ordinary Shares/ADS have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the PSP, DIP and also the DELTIP. Mr Kennedy sold all of the Ordinary Shares vested to him under the PSP.

Diageo PLC - AGM Statement
Dated 24  September 2015

TO:	Regulatory Information Service
RE:	CHAPTER 9 PARAGRAPHS 9.6.3(1) and 9.6.18 OF THE LISTING RULES

 Diageo plc (the "Company") announces that:

1.   in accordance with Listing Rule 9.6.3 (1), copies of the resolutions (other than those resolutions comprising ordinary business) passed by the Company at its Annual General Meeting ('AGM') held on 23 September 2015 have been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

2. voting on the resolutions put to the Company's AGM was as follows (all the resolutions were passed):

RESOLUTION	VOTES FOR	%*	VOTES AGAINST	%*	VOTES WITHELD
1) Report and Accounts	1,846,690,194	99.67%	6,099,447	0.33%	15,096,009
2) Directors' Remuneration Report	1,767,690,112	96.45%	64,973,516	3.55%	35,221,124
3) Declaration of final dividend	1,863,786,778	99.98%	352,969	0.02%	3,746,767
4) Re-election of P B Bruzelius	1,813,022,327	97.86%	39,636,888	2.14%	15,227,039
5) Re-election of Lord Davies	1,839,703,872	98.76%	23,032,742	1.24%	5,149,036
6) Re-election of Ho KwonPing	1,738,268,438	93.84%	114,203,358	6.16%	15,414,706
7) Re-election of B D Holden	1,849,296,785	99.28%	13,441,199	0.72%	5,148,530
8) Re-election of Dr F B Humer	1,839,533,687	98.76%	23,069,087	1.24%	5,282,876
9) Re-election of D Mahlan	1,839,641,614	98.77%	22,974,912	1.23%	5,269,112
10) Re-election of N S Mendelsohn	1,832,835,607	98.96%	19,269,514	1.04%	15,781,193
11) Re-election of I Menezes	1,849,044,368	99.27%	13,595,375	0.73%	5,246,771
12) Re-election of P G Scott	1,849,606,631	99.30%	13,096,124	0.70%	5,183,759
13) Re-election of A J H Stewart	1,834,565,571	98.97%	19,023,869	1.03%	14,297,074
14) Appointment of Auditor	1,861,635,702	99.89%	2,105,205	0.11%	4,144,743
15) Remuneration of auditor	1,860,018,490	99.81%	3,537,683	0.19%	4,329,477
16) Authority to allot shares	1,832,801,237	98.36%	30,588,576	1.64%	4,495,835
17) Disapplication of pre-emption rights	1,806,482,691	98.12%	34,702,168	1.88%	26,700,048
18) Authority to purchase own ordinary shares	1,860,746,021	99.90%	1,880,538	0.10%	5,256,820
19) Authority to make political donations and/or to incur political expenditure in the EU**	1,780,829,589	96.87%	57,455,365	3.13%	29,599,846

C Matthews
Assistant Company Secretary

24 September 2015

Notes

*As a percentage of the aggregate of votes For plus votes Against (excluding votes Withheld).

**Resolutions other than those concerning ordinary business.

Diageo PLC - Director/PDMR Shareholding
Dated 24 September 2015

TO:      Regulatory Information Service

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on the 24 September 2015 of the release of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and American Depositary Shares ("ADSs")* to the Director and persons discharging managerial responsibility ("PDMRs") on 22 September 2015 in respect of awards made under the Company's 2009 Discretionary Incentive Plan ("DIP") as set out below:

Name of Director	Grant Date	Number of ADS released	Date of release	Number of ADS sold#	Balance of ADS retained and beneficially owned
I Menezes	22 Sep 2011	16,489	22 September 2015	8,133	8,356
	28 Dec 2011	4,820	22 September 2015	2,378	2,442
Name of PDMR	Grant Date	Number of Ordinary Shares released	Date of release	Number of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
N Blazquez	22 Sep 2011	10,805	22 September 2015	5,092	5,713
J O'Keeffe	22 Sep 2011	8,154	22 September 2015	4,251	3,903
Name of PDMR	Grant Date	Number of ADS released	Date of release	Number of ADS sold#	Balance of ADS retained and beneficially owned
B Franz	22 Sep 2011	3,798	22 September 2015	1,864	1,934
A Gavazzi	20 Sep 2010	1,700	22 September	715	985

The Ordinary Shares were sold at a price per share of £17.38 and the ADSs were sold a price per ADS of $106.31.

The transactions referred to above were conducted on the London Stock Exchange (for Ordinary Shares) and the New York Stock Exchange (for ADS).

As a result of the above transactions the interests of the directors and PDMRs in the Company's Ordinary Shares and ADS's (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares
I Menezes	792,710 (of which 699,712 are held as ADS)
Name of PDMR	No. of Ordinary Shares
N Blazquez	85,341
A Gavazzi	72,923 (of which 39,382 are held as ADS)
J O'Keeffe	15,840
Name of PDMR	No. of ADS*
B Franz	18,865

C Matthews

Assistant Company Secretary

24 September 2015

*1 ADS is the equivalent of 4 Ordinary Shares.

# Ordinary Shares/ADS have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the DIP.

Announcement - Transaction in Own Shares
Dated 24 September 2015
24 September 2015

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Morgan Stanley 500,000 ordinary shares at a price of 1716.55 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 2,102,011 from 1st July 2015 to today's date.

Following the above purchase, the Company holds 240,014,240 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,514,317,713.

Diageo PLC - Total voting Rights
Dated 30 September 2015

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 September 2015 consisted of 2,754,331,953 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 239,977,441 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,514,354,512 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

C Matthews
Assistant Company Secretary

30 September 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 October 2015	By: /s/A Syed
Name: A Syed
Title: Company Secretariat